SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

MASISA S.A.

(Name of Issuer)

Shares of Common Stock, without nominal (par) value,

including shares evidenced by American Depositary Shares

(Title of Class of Securities)

Not applicable*

(CUSIP Number)

May 21, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

CUSIP No. Not applicable*	13G	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Nueva S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,021,267,598
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,021,267,598

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.3%
12	TYPE OF REPORTING PERSON CO

* American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 2 of 16 Pages

CUSIP No. Not applicable*	13G	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Inversiones Forestales Los Andes, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,258,801,116
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,258,801,116

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,801,116
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2%
12	TYPE OF REPORTING PERSON CO

* American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 3 of 16 Pages

CUSIP No. Not applicable*	13G	Page 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,021,267,598
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,021,267,598

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.3%
12	TYPE OF REPORTING PERSON OO

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 4 of 16 Pages

CUSIP No. Not applicable*	13G	Page 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bamont Trust Company Limited, as Trustee, on behalf of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,021,267,598
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,021,267,598

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.3%
12	TYPE OF REPORTING PERSON OO

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 5 of 16 Pages

CUSIP No. Not applicable*	13G	Page 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephan Schmidheiny, as Settlor of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 6 of 16 Pages

CUSIP No. Not applicable*	13G	Page 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Advisory Committee of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,021,267,598
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,021,267,598

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.3%
12	TYPE OF REPORTING PERSON OO

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 7 of 16 Pages

CUSIP No. Not applicable*	13G	Page 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Artavia Loria, as Protector of the VIVA Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,021,267,598
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,021,267,598

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.3%
12	TYPE OF REPORTING PERSON IN

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock of the Company owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs.

Page 8 of 16 Pages

Item 1(a).	Name of Issuer:

Masisa S.A. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Avenida Apoquindo 3650, Piso 10

Las Condes, Santiago

Chile

Item 2(a)	Name of Person Filing:

This statement is being filed by Grupo Nueva S.A. (“Grupo Nueva Chile”); Inversiones Forestales Los Andes, S.A. (“Los Andes”); the VIVA Trust; Bamont Trust Company Limited, as Trustee (the “Trustee”) on behalf of the VIVA Trust; Stephan Schmidheiny, as the Settlor (the “Settlor”) of the VIVA Trust; the Advisory Committee (the “Advisory Committee”) of the VIVA Trust; and Roberto Artavia Loria, as Protector (the “Protector”) of the VIVA Trust.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Grupo Nueva Chile and Los Andes is Avenida Apoquindo No. 3650, Piso 11, Las Condes, Santiago, Chile.

The address of the principal business office of the VIVA Trust, the Trustee and the Advisory Committee is PO Box SS-6373, Bahamas Financial Centre 4th Floor, Shirley and Charlotte Streets, Nassau, New Providence, The Bahamas.

The address of the principal business office of the Protector, as of the date of this Schedule 13G, is La Garita de Alajuela, 1 Kilómetro y medio al Oeste del Vivero Procesa #1, P.O. BOX 960-4050, Alajuela, Costa Rica.

The address of the principal business office of the Settlor is c/o Anova AG, Hurdnerstrasse 10, PO Box 1474, 8640 Hurden SZ, Switzerland.

Item 2(c)	Citizenship:

Each of Grupo Nueva Chile and Los Andes is a corporation organized under the laws of Chile.

The VIVA Trust, the Trustee and the Advisory Committee are each organized under the laws of the Commonwealth of the Bahamas.

The Protector on the date of this Schedule 13G is a citizen of Costa Rica.

The Settlor on the date of this Schedule 13G is citizen of Switzerland.

Page 9 of 16 Pages

Item 2(d)	Title of Class of Securities:

Common stock, without nominal (par) value of the Company (“Common Stock”).

Item 2(e)	CUSIP Number:

American depositary receipts of the Company, representing shares of Common Stock, were issued under CUSIP number 574800-10-8. The shares of Common Stock owned by the Reporting Persons filing this Schedule 13G are owned directly or indirectly by such persons, and not through the ownership of ADRs. No CUSIP is associated with the Common Stock.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (25 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-13);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

As of the date hereof, the persons filing this Schedule 13G beneficially owned an aggregate of 3,021,267,598 shares of the Common Stock, representing 53.3% in the aggregate of the total outstanding Common Stock. Grupo Nueva Chile and Los Andes hold of record 1,762,466,482 and 1,258,801,116 shares of Common Stock of the Company, respectively. Grupo Nueva Chile owns 99.9% of the outstanding share capital of Los Andes.

The remaining 46.7% of Masisa’s Common Stock is publicly held in Chile, where it trades on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the

Page 10 of 16 Pages

Valparaíso Stock Exchange, and in the United States where Masisa’s American depositary receipts trade on the New York Stock Exchange.

Grupo Nueva Chile is a wholly owned subsidiary of Foralco Holding, Inc. (“Foralco”). Foralco is a wholly owned subsidiary of Nueva Holding Inc. (“Nueva Holding”), which is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI (“VIVA Finance”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and VIVA Finance is a corporation organized under the laws of the British Virgin Islands.

The VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes. The Trustee, on behalf of the VIVA Trust, owns 100% of the outstanding share capital of VIVA Finance. The Trustee manages the VIVA Trust property as directed by the Advisory Committee.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has four members. The Advisory Committee, through the Trustee, controls VIVA Finance. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust.

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by the Protector. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members.

On May 21, 2007, pursuant to an amendment to the Deed of Trust for the VIVA Trust the Settlor transferred the power to appoint and remove the Protector subject to applicable law to Alex Max Schmidheiny (the “Transfer”). Subsequent to the Transfer, the Settlor no longer has any power, direct or indirect, over the VIVA Trust, the Trustee, the Advisory Committee or the Protector. Although the Settlor is included as a person filing this Schedule 13G, and is providing the information required by Schedule 13G, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the filing of this Schedule 13G shall not be construed as an admission that the Settlor has or previously had (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b) Percent of Class:

See Item 11 of each cover page and Item 4(a) above.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page and Item 4(a) above.

Page 11 of 16 Pages

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

The Settlor has ceased to be the beneficial owner of more than five percent of the total outstanding shares of the Company’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 31, 2007

GRUPO NUEVA S.A.

By:	/s/ Patrick A. Nielson
Patrick A. Nielson Director

INVERSIONES FORESTALES LOS ANDES, S.A.

By:	/s/ Patrick A. Nielson
Patrick A. Nielson Director

VIVA TRUST,
by Bamont Trust Company Limited as Trustee

By:	/s/ Patrick A. Nielson (1)
Patrick A. Nielson as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

Page 13 of 16 Pages

BAMONT TRUST COMPANY LIMITED as Trustee of the VIVA Trust

By:	/s/ Patrick A. Nielson (1)
Patrick A. Nielson as attorney-in-fact for Christian Verling & Rafael Morice, as Directors

ADVISORY COMMITTEE of the VIVA Trust

By:	/s/ Patrick A. Nielson (2)
Patrick A. Nielson as attorney-in-fact for Peter Fuchs, as Chairman

SETTLOR of the VIVA Trust

By:	/s/ Patrick A. Nielson (3)
Patrick A. Nielson as attorney-in-fact for Stephan Schmidheiny, as Settlor of the VIVA Trust

PROTECTOR of the VIVA Trust

By:	/s/ Patrick A. Nielson (4)
Patrick A. Nielson as attorney-in-fact for Roberto Artavia Loria, as Protector Settlor of the VIVA Trust

(1)	As Attorney-in-fact for Christian Verling and Rafael Morice, pursuant to the Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibit 1, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.

Page 14 of 16 Pages

(2)	As Attorney-in-fact for Peter Fuchs, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 2, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.

(3)	As Attorney-in-fact for Stephan Schmidheiny, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 3, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.

(4)	As Attorney-in-fact for Roberto Artavia Loria, pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission as Exhibit 4, to Amendment No. 1 of Schedule 13G, filed on May 15, 2007, which is hereby incorporated by reference herein.

Page 15 of 16 Pages

Index to Exhibits

Exhibit No.	Exhibit

1	Powers of Attorney, dated April 19, 2007, for Christian Verling and Rafael Morice. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 1 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007.

2	Power of Attorney, dated April 19, 2007, for Peter Fuchs. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 2 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007.

3	Power of Attorney, dated April 19, 2007, for Stephan Schmidheiny. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 3 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007.

4	Power of Attorney, dated April 19, 2007, for Roberto Artavia Loria. Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 4 to Amendment No. 1 of Schedule 13G, filed on May 15, 2007.

5	Joint Filing Agreement among Grupo Nueva S.A. on behalf of Inversiones Forestales Los Andes, S.A.; the VIVA Trust; Bamont Trust Company Limited, as Trustee of the VIVA Trust; Stephan Schmidheiny, as the Settlor of the VIVA Trust; the Advisory Committee of the VIVA Trust; and Roberto Artavia Loria, as Protector of the VIVA Trust). Incorporated herein by reference, pursuant to Rule 13d-2(e) under the Exchange Act, to Exhibit 1.1 to the Original Schedule 13G, filed on February 9, 2006.

Page 16 of 16 Pages